                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F  X Form 40-F
                                        ---          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

2004 1ST QUARTER OPERATING RESULTS

     On April 26, 2004, Shinhan Financial Group announced its operation results for the 1st quarter of 2004. Followings are the key figures we announced through a fair disclosure to the Korea Stock Exchange. Full IR presentation material is available at our website (www. shinhangroup.com).

     The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and have not been fully reviewed by our independent auditor yet, and therefore they are subject to changes in the due course of review process.


Operation results of Shinhan Financial Group

                                                                                 (in millions of KRW)
-----------------------------------------------------------------------------------------------------
                               1st quarter,    4th quarter,      % change    1st quarter     % change
                                  2004            2003             (QoQ)        2003           (QoQ)
-----------------------------------------------------------------------------------------------------
Operating Revenue               3,353,221       3,078,037           8.9%      1,525,674        119.8%
-----------------------------------------------------------------------------------------------------
Operating Income                  312,500         401,326         -22.1%        124,749        150.5%
-----------------------------------------------------------------------------------------------------
Ordinary Income                   276,364         190,121          45.3%        102,705        169.1%
-----------------------------------------------------------------------------------------------------
Net Income                        146,070         104,756          39.4%         56,416        158.9%
-----------------------------------------------------------------------------------------------------


Net Income of Major Subsidiaries

                                                                                 (in millions of KRW)
-----------------------------------------------------------------------------------------------------
                               1st quarter,    4th quarter,     % Change      1st quarter    % Change
                                   2004            2003           (QoQ)          2003           (QoQ)
-----------------------------------------------------------------------------------------------------
Shinhan Bank                      253,408         162,948          55.5%        93,472        171.1%
-----------------------------------------------------------------------------------------------------
Chohung Bank                       36,120        -207,573             -         62,404        -42.1%
-----------------------------------------------------------------------------------------------------
Good Morning Shinhan
 Securities                        24,098           5,272         357.1%       -20,022            -
-----------------------------------------------------------------------------------------------------
Shinhan Card                       -5,190          16,547             -        -34,151            -
-----------------------------------------------------------------------------------------------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : April 26, 2004